Exhibit (a)(5)(vi)

News Release

Merck to Complete Acquisition of Cidara Therapeutics

RAHWAY, N.J., January 7, 2026 – Merck (NYSE: MRK), known as MSD outside of the United States and Canada, today announced the successful completion of the cash tender offer, through a subsidiary, for all the outstanding shares of common stock of Cidara Therapeutics, Inc. (Nasdaq: CDTX) (“Cidara”).

“The acquisition of Cidara strengthens and complements our expanding respiratory portfolio and exemplifies our business development strategy of investing where compelling science and value meet,” said Robert M. Davis, chairman and chief executive officer, Merck. “CD388, a potentially first-in-class, long-acting antiviral with strain-agnostic properties, underscores that approach. We look forward to building on Cidara’s progress and further evaluating the potential of this candidate for the prevention of symptomatic influenza in certain individuals at high risk of complications.”

Merck completed the cash offer at a purchase price of $221.50 per share of common stock of Cidara, without interest and subject to deduction for any required tax withholding. As of the tender offer expiration at one minute after 11:59 p.m., Eastern Time, on January 6, 2026, 27,149,333 shares of common stock were validly tendered and not withdrawn, representing approximately 85.96% of the total number of Cidara’s issued and outstanding shares of common stock. All such shares have been accepted for payment in accordance with the terms of the tender offer, and Merck expects to promptly pay for such shares.

Merck intends to complete today the acquisition through a merger of Merck’s wholly owned subsidiary with and into Cidara, with Cidara being the surviving corporation, in which all shares of common stock not tendered into the offer will be cancelled and converted into the right to receive cash equal to the $221.50 offer price per common share, without interest and subject to deduction for any required tax withholding. After the completion of the merger, Cidara will become a wholly owned subsidiary of Merck and the common stock of Cidara will no longer be listed or traded on the Nasdaq Global Market. The acquisition is expected to be accounted for as an asset acquisition, resulting in a charge that will increase 2026 research and development expenses by approximately $9.0 billion or approximately $3.65 per share, included in GAAP and non-GAAP results. Additionally, GAAP and non-GAAP EPS are expected to be negatively impacted by approximately $0.30 per share in the first 12 months, representing costs associated with advancing CD388 and costs of financing.

About Influenza

Influenza is an acute respiratory infection caused predominantly by influenza viruses A and B. An estimated one billion people worldwide are infected by seasonal influenza each year. Of the one billion, three to five million have severe cases of flu. Complications include pneumonia, exacerbation of chronic conditions, sepsis, myocarditis, encephalitis and death in the most severe cases. Globally, an estimated 290,000-650,000 deaths occur due to flu each year with 6,300-52,000 deaths in the U.S.

About CD388

CD388 is an investigational drug-Fc conjugate (DFC) comprised of multiple copies of a potent small molecule neuraminidase inhibitor stably conjugated to a proprietary Fc fragment of a human antibody. DFCs are not vaccines or monoclonal antibodies but are low molecular weight biologics which are designed to function as long-acting small molecule inhibitors. CD388 was designed to prevent influenza infection in individuals at higher risk of influenza complications with the potential to provide season-long protection. In preclinical studies, broad antiviral activity has been observed against influenza A and B viruses, including certain strains of pandemic concern. CD388 is not a vaccine, therefore its activity is not dependent on an immune response and is expected to be efficacious in individuals regardless of immune status. CD388 is currently being evaluated in the Phase 3 ANCHOR study (NCT07159763) among adult and adolescent participants who are at higher risk of developing complications from influenza.

About Merck

At Merck, known as MSD outside of the United States and Canada, we are unified around our purpose: We use the power of leading-edge science to save and improve lives around the world. For more than 130 years, we have brought hope to humanity through the development of important medicines and vaccines. We aspire to be the premier research-intensive biopharmaceutical company in the world—and today, we are at the forefront of research to deliver innovative health solutions that advance the prevention and treatment of diseases in people and animals. We foster a diverse and inclusive global workforce and operate responsibly every day to enable a safe, sustainable and healthy future for all people and communities. For more information, visit www.merck.com and connect with us on X (formerly Twitter), Facebook, Instagram, YouTube and LinkedIn.

Forward-Looking Statement of Merck & Co., Inc., Rahway, N.J., USA

This news release of Merck & Co., Inc., Rahway, N.J., USA (the “company”) includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based upon the current beliefs and expectations of the company’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; the company’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of the company’s patents and other protections for innovation products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company’s Annual Report on Form 10-K for the year ended December 31, 2024 and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).

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Media Contacts:	John Cummins john.cummins2@merck.com	Investor Contacts:	Peter Dannenbaum (732) 594-1579

	Kimberly Petrillo (267) 742-2813		Damini Chokshi (732) 594-1577